CONFIDENTIAL
July 20, 2009
Via E-mail and Facsimile

MEMORANDUM TO:	Karen J. Garnett Stacie Gorman (Securities and Exchange Commission)

FROM:	Scott D. Miller

RE:	Thomas Weisel Partners Group, Inc. Section 4(2) Analysis
                    This memorandum is being provided on behalf of our client Thomas Weisel Partners Group, Inc. (the “Company”) to address certain issues raised by the Staff relating to the shares of common stock of the Company (the “Common Stock”) issuable in respect of the exchangeable shares of TWP Acquisition Company (Canada), Inc., an indirect Canadian subsidiary of the Company (“Exchangeable Shares”).1
Background
                    On January 2, 2008, the Company completed its acquisition of Westwind Capital Corporation (“Westwind”). In connection with the transaction, Westwind shareholders received a combination of (1) cash and (2) shares of Common Stock or Exchangeable Shares in exchange for their shares of Westwind. The shares of Common Stock and Exchangeable Shares initially issuable at the closing of the transaction were issued under the exemption from registration under Section 3(a)(10) of the Securities Act of 1933, as amended (the “Securities Act”). As discussed in more detail in previous communications with the Staff, each Exchangeable Share is exchangeable on a one-for-one basis for a share of Common Stock; provided that a registration statement registering the issuance of the underlying shares of Common Stock upon such exchange has been declared effective. Based on our previous conversations, we understand that the Staff’s position is that because the provisions relating to the exchangeable shares did not specifically prohibit exchanges for common stock during the one year period following the issuance of the exchangeable shares, there was an offer and sale of the underlying shares of Common Stock concurrent with the offer and sale of the Exchangeable Shares and that the exemption under Section 3(a)(10) of the Securities Act would not be available for that offer and sale.

[1]	The information set forth herein has been supplied by the Company, which is solely responsible for the information.

Section 4(2) Analysis
                    Without agreeing with the Staff’s position, the Company respectfully submits that the exemption under Section 4(2) of the Securities Act is available for any deemed offer and sale of the shares of Common Stock issuable in respect of the Exchangeable Shares. Whether Section 4(2) is available to exempt an offer and sale of securities is a facts and circumstances test, and the courts and others have looked to a variety of factors, including the number and nature of the offerees, the availability of information regarding the offeror (including relationship of the offeree to the offeror), the manner of the offering and the absence of redistribution.
                    About Westwind and its Shareholders. Prior to its acquisition by the Company, Westwind was an independent, institutional investment banking firm whose investment banking services included capital-raising transactions and mergers and acquisitions advisory services, equity trading and equity research. Westwind had approximately 522 shareholders, all of whom were located outside of the United States. The shareholders of Westwind consisted only of current and former professionals and senior employees (e.g., investment bankers, research analysts, traders, members of the sales force and professionals in compliance and finance functions) and members of the Westwind Advisory Board, subject only to very limited exceptions. All of these individuals had been working in the investment banking industry for a number of years and all were individuals who had achieved a level of seniority within their respective fields.
                    About the Company. The Company is a public company the common stock of which is listed on The Nasdaq Global Stock Market. The Company has been an SEC-reporting company since February 2006 and is, and since its initial public offering, has been, current in its SEC reports. The Company’s predecessor, Thomas Weisel Partners LLC, was founded in 1998.
                    Discussion. As discussed above, there are no brightline tests in determining whether the Section 4(2) exemption is available. However, there are a number of factors that courts and others have looked at in analyzing the availability of Section 4(2), including the following:
•	Number and Nature of Offerees: Westwind only had approximately 52 shareholders, virtually all of whom had a lengthy relationship with the company and had multiple years of investment banking experience both at Westwind and prior to joining Westwind. Nearly all of the shareholders held senior professional investment banking positions at Westwind. The Westwind shareholders were well-positioned not only to obtain and analyze information regarding any public company, but also were particularly well-positioned to analyze a company in their own industry.[3]

[2]	Some of the Westwind shares were held in trust accounts (similar to U.S. individual retirement accounts) for the benefit of individuals who are included in the number of shareholders listed above.

•	Availability of Information: As discussed above, the Company is an established SEC-reporting company, and the Company’s securities would not be considered speculative. All of the Company’s SEC filings, including annual and quarterly reports, are readily available on the Company’s website, as well as through the SEC’s website. As investment bankers, traders, research analysts and the like, the Westwind shareholders generally were well-positioned to access a wide variety of information about the Company. In addition, employees from Westwind and the Company were directly involved in discussions and negotiations regarding a potential transaction between the two companies for a number of months prior to completion of the transaction. During that time period, representatives from Westwind were afforded an opportunity to conduct extensive due diligence on the Company which went well beyond the public information to which shareholders would have had access under applicable SEC regulations. The Company and Westwind executed a confidentiality agreement for that purpose and Westwind advised its shareholders of the obligations under the Confidentiality Agreement and took responsibility for their compliance.
•	Manner of the Offering: Any deemed offer of the Company’s common stock was extremely limited and targeted in nature. In particular, it was limited to the small group of individuals who were beneficial owners of the Westwind shares. There were no advertisements or other general solicitations, nor did the Company engage agents to “market” the securities. The terms of the transaction were negotiated by the senior Westwind professionals directly with TWPG.
•	Redistributions: As discussed in more detail in earlier communications with the Staff, all of the Westwind shareholders receiving equity securities in the transaction agreed to transfer restrictions prohibiting them from selling their securities until February 2011, subject to very limited exceptions. Accordingly, none of the Westwind shareholders acquired Company securities with a view to redistribution. The length of these

[3]	The Company believes that nearly all of the shareholders would have qualified as “accredited investors” under Regulation D under the Securities Act. The possible exceptions consist of Westwind’s Head of Information Technology, Head of Production (who had editorial and production responsibility for Westwind’s research function), the executive assistant to Westwind’s CEO who had served in that position for over ten years and two Research Analysts. All five individuals had been with Westwind for significant periods of time.

selling restrictions were specifically negotiated with the Westwind professionals who understood that these restrictions were significantly longer than the restrictions that would apply to a typical private placement of securities.
                    Based on the foregoing, the Company respectfully submits that Section 4(2) of the Securities Act is available to exempt any offer and sale of the shares of Common Stock underlying the Exchangeable Shares. Please do not hesitate to call the undersigned (650-461-5620) or Sarah Payne (650-461-5669) with any questions regarding the foregoing.
S.D.M.

cc:	Mark Fisher (Thomas Weisel Partners Group, Inc.)